

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

<u>Via E-mail</u>
Yasmeen Savji, President
Quorum Corp.
KSC House
Mama Ngina Street, 11th Floor
P.O. Box 30251-00100
Nairobi, Kenya

> **Re: Quorum Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 14, 2012**
> **File No. 333-183870**

Dear Ms. Savji:

Our preliminary review of the above-referenced registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that the age of the financial statements included in your filing do not comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Michael J. Morrison, Esq.